

July 20, 2012

Via E-mail
Ammar Al-Joundi
Chief Financial Officer
Barrick Gold Corporation
Brookfield Place
TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J2S1

>   **Re: Barrick Gold Corporation**
>   **Form 40-F for Fiscal Year Ended December 31, 2011**
>   **Filed March 28, 2012**
>   **File No. 001-09059**

Dear Mr. Al-Joundi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3 – Financial Statements

Notes to Financial Statements

2> Significant Accounting Policies
A) Statement of Compliance, page 91

1.   We note your disclosure that "The policies applied in these financial statements are based on IFRSs in effect as at February 15, 2012, the date the Board of Directors approved these consolidated financial statements for issue." This appears to be inconsistent with the requirements of IFRS 1, particularly paragraphs 7 and 8. Please clarify or revise.

2.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-
        17 and Appendix B of IFRS 1, which you applied upon adoption of IFRS. To the extent
        that your primary financial statements reflect the use of mandatory exceptions, please
        identify the items or class of items to which the exceptions were applied and describe the
        accounting principle that was used and how it was applied. In addition and to the extent
        material, also qualitatively describe the impact on the financial condition, changes in
        financial condition and results of operations that the treatment specified by IFRS would
        have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

M) Property, Plant & Equipment
Mineral Properties
i) Acquired Mining Properties, page 97

3.   We note your disclosure on page 130 of Exhibit 99.3 of your 2010 Form 40-F that under
        US GAAP you used "the estimated recoverable ounces of gold/pounds of copper/bore
        contained in proven and probable reserves" to calculate depreciation under the units of
        production method. We also note that on page 97 of your 2011 Form 40-F that under
        IFRS you use "proven and probable reserves and the portion of resources expected to be
        extracted economically." Provide us with a comprehensive analysis between US GAAP
        and IFRS with respect to the use of other than proven and probable reserves to determine
        the useful life of your mines. Please also explain why "recoverable ounces of
        gold/pounds of copper/boe contained in proven and probable reserves" were used under
        US GAAP but not under IFRS. In addition, also explain why this did not result in a
        reconciling difference between US GAAP and IFRS.

4> Acquisitions and Divestitures
A) Acquisition of Equinox Mineral Limited, page 110

4.   It appears from your disclosure that a significant portion of your net assets acquired in the
        Equinox acquisition relates to goodwill. We note from your disclosure on page 111 that
        the goodwill arose as a result of four factors. Please provide us with a detailed discussion
        of how you considered these factors in assessing the fair value of the mineral interests
        acquired, particularly factors (1) and (3).

18> Goodwill and Other Intangible Assets
C) Impairment of Goodwill and Non-current Assets, page 130

5.   Please provide us with your basis for the use in 2011 of a $1,600 per ounce estimated
        long-term gold price (from $1,250 in 2010) to estimate future revenues as part of your
        impairment analysis. In your response, ensure you (i) discuss why you believe such a
        price would be appropriate for the next 35 years (i.e., mine life disclosed herein) and (ii)
        provide us with a sensitivity analysis of the impact of a decrease in the price assumption
        (e.g. 10%) to your 2011 impairment analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining